08030683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

JUL 17 2008

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVER PORTAL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11943 EL CAMINO REAL #210
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BURLAND EAST 858-704-1765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KONSA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2020 (Address) CAMINO DEL RIO NORTH, SAN DIEGO (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 28 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BURLAND EAST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILVER PORTAL CAPITAL, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA B. JANDT AUVIL
Commission # 1632910
Notary Public - California
San Diego County
My Comm. Expires Dec 24, 2009

Signature

MANAGING PRINCIPAL, FINOP
Title

Lisa B Jandt Auvil
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years ended December 31, 2007 and 2006

The Company is exempt from the Reserve Requirement of Rule 15c3-3 under the (k)(2)(i) exemptive provision.

FINRA™

Financial Industry Regulatory Authority

July 7, 2008

Burland East
Financial and Operational Principal
Silver Portal Capital, LLC
11943 EL Camino Real, Suite 210
San Diego, California 92130

RE: Silver Portal Capital, LLC
Annual Audit Filing Deficiency

Dear Mr. East:

FINRA is in receipt of the December 31, 2007 annual filing of audited financial statements for Silver Portal Capital, LLC made pursuant to Securities and Exchange Commission Rule 17a-5(d) (hereinafter "the Rule"). However, this audit report, as submitted, is deficient with regard to a Computation for determining SEC Rule 15c3-3 Reserve Requirement, or a statement indicating an exemption from the requirement including the exemptive provision claimed. Page 12 of the annual audit contains inaccurate verbiage: the firm is not fully disclosed and, pursuant to the executed Membership Agreement and net capital category, the firm may not receive securities.

Based on the above referenced deficiencies, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the FINRA/NASD Manual under the section styled "*SEC Rules & Regulation T*." We suggest that you review the manual and associated text with your independent accountant.

Pursuant to the provisions of FINRA/NASD Procedural Rule 8210, we request that you immediately send one copy of each of the items listed above to this office and your SEC Regional and Washington, DC Offices. Please note that your submissions must include a newly completed Annual Audit Report Form X-17A-5 Part III Facing Page, with relevant signatures, a copy of which is enclosed for your convenience.

Please respond to this matter no later than **July 21, 2008**. Should you have any questions with regard to the foregoing, please do not hesitate to contact Heidi Udagawa at (213) 613-2631 or myself Colleen Diles at (213) 613-2647.

Sincerely,

Colleen Diles
Examination Manager

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

Enclosure

Cc: SEC Pacific Regional Office
Attn: Cindy Wong
5670 Wilshire Boulevard, 11th. Floor
Los Angeles, California 90036

Konja & Associates
2020 Camino Del Rio North
San Diego, California 92108

END